

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2011

Mr. Geoffrey D. Flynn
BlackRock Asset Mgmt Intl Inc.
400 Howard Street
San Francisco, CA 94105

      Re: iShares S&P GSCI Commodity-Indexed Trust
              Form 10-K for the year ended December 31, 2009
              File No. 1-32947

Dear Mr. Flynn:

      We have completed our review of the above referenced filing and have no further comments at this time.

              Sincerely,

              Kevin Woody
              Branch Chief